September 21, 2023

Ms. SiSi Cheng, Mr. Ernest Greene

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, NE, Washington, D.C. 20549

Re:	Tengjun Biotechnology Corp. Form 8-K/A filed September 5, 2023
Form 8-K filed August 14, 2023
File No. 333-169397

Dear Ms. SiSi Cheng, Mr. Ernest Greene:

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated September 7, 2023 (the “Comment Letter”) to Tengjun Biotechnology Corp. (the “Company” or “Tengjun”) with respect to the Form 8-K/A filed September 5, 2023 with the Securities and Exchange Commission (the “Commission”).

For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with Company’s response.

Form 8-K/A filed September 5, 2023

Item 4.02 - Non-reliance on Previously Issued Financial Statements or a Related Audit Report or

Completed Interim Review

1.

We note that your auditor requested that you retrospectively restate your financial statements and make corrections. Please amend your report to include all of the information required by Item 4.02(b) and (c) of Form 8-K, including disclosures of the following information:

•	Disclose the date on which you were advised or notified by your auditor that disclosure should be made or action should be taken to prevent future reliance on your previously issued financial statements;
•	Identify the financial statements that should no longer be relied upon;
•	Provide your auditor with a copy of the disclosures you are making in response to Item 4.02(b) of Form 8-K;
•	Request that the auditor furnish to you a letter addressed to the Commission stating whether the auditor agrees with the statements made by you in your Form 8-K/A and if not, stating the respects in which it does not agree; and
•	File the auditor’s letter as an exhibit to the Form 8-K/A no later than two business days after your receipt of the letter.

Response: Please refer to the amended 8-K, which has been filed on September 21, 2023.

If you need any additional information or have any follow up questions, please feel free to contact Huan Lou of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

By:	/s/ Huaping Lu
Name:	Huaping Lu
Title:	Director